ELITE INDUSTRIES LTD.
Office of the General Counsel
and Company Secretary

P.O.B. 19 RAMAT-GAN 52100 ISRAEL
TEL: (972) 3 6752202
FAX: (972) 3 6701272

02042578

July 1, 2002

SUPPL

Anita Klein, Esq.
Stop 3-4
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Elite Industries Ltd. - File No. 82-2958

Dear Ms. Klein,

Pursuant to Rule 12g3-2(b), we hereby enclose for filing translations of Immediate Reports filed by the Company during the months of January-June 2002.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Sincerely,

Michael Avner, Attorney at Law
General Counsel & Company Secretary

ADR/SEC/AKNOWLEDGE

TRANSLATION FROM HEBREW

June 24, 2002

Securities Authority
22 Kanfey Nesharim St
Jerusalem 95464

The Registrar of Companies
P.O.B. 767
Jerusalem 91007

The Tel Aviv Stock Exchange
54 Ahad Ha'am Street
Tel Aviv 65202

Immediate Report

The Company hereby announces that it has signed an MOU with Kibbutz Yad Mordechai, pursuant to which the Company or a corporation linked thereto will purchase from the Kibbutz 51% of the rights (voting and control) in Yad Mordechai apiary, pricing operations at NIS 19 million.

The business operations of Yad Mordechai apiary include honey products and spreads, health products and honey-based gift packages.

The transaction is conditional upon a fully-satisfactory due diligence results, signature on a detailed purchase agreement between the parties (which will be conditional on receipt of all permits required from the authorities), and the approval of the Board of Directors of the Company and the General Assembly of the Kibbutz members.

Sincerely,

Michael Avner
Legal Counsel & Company Secretary

TRANSLATION FROM THE HEBREW

June 12, 2002

Securities Authority
22 Kanfey Nesharim Street
Jerusalem 95464
Fax: 02-6513940

The Registrar of Companies
P.O.B. 767
Jerusalem 91007

The Tel Aviv Stock Exchange
54 Ahad Ha'am Street
Tel Aviv 65202
Fax: 5160630

Immediate Report on an External Director
Who Has Ceased His Duties

1. Name of the external director who has ceased his duties: Arye Seif

2. ID no.: 0979248-2

3. Date in which he ceased duties: May 31, 2002.

4. To the best of our knowledge, the resignation does not involve circumstances which should be brought to the attention of Company's shareholders.

5. Upon termination of duties, the above-mentioned ceased to be an interested party in the corporation.

6. This report was forwarded by facsimile to the following:

The Securities Authority	-	on June 11, 2002, at 2pm
The Tel Aviv Stock Exchange	-	on June 11, 2002, at 2pm

Sincerely,

Michael Avner, Attorney at Law
General Counsel & Corporate Secretary

TRANSLATION FROM HEBREW

March 25, 2002

Securities Authority	The Registrar of Companies	The Tel Aviv Stock Exchange
22 Kanfey Nesharim St	P.O.B. 767	54 Ahad Ha'am Street
Jerusalem 95464	Jerusalem 91007	Tel Aviv 65202

Immediate Report

The company has learned that the Central Commission for Planning & Building in Tel Aviv approved the deposit of a new Outline Plan (RG/1257), which aims to change the Outline Plans (RG/340 and RG/1001) so that the designation of lands in its area will be changed from a special residential area for a special plot area, to an open public area and public building area.

The company is the owner of a land within the area of the Plan (plots 468, 47, 476, 233 466 in block 6128), which includes the Ramat Gan plant, offices and a parking lot of Elite. The land value in the company's ledgers stands at several NIS million.

Pursuant to the provisions of the Plan, some of the company's plots in which 47,438 sqm are major areas designed for offices, trade, residence or hotel, up to 700sqm of which for trade in a commercial front along Jabotinsky street, areas for residence and/or hotel which will be no less than 9,488 sqm, and 50,300 sqm service areas. The building is 60 floors above the level of Jabotinsky street.

Upon receipt of a notice from the Ramat Gan Municipality regarding the deposit of an outline plan, the notice will be published in the newspapers as required by law.

Sincerely,

Michael Avner, Advocate
General Counsel & Company Secretary

TRANSLATION FROM HEBREW

March 12, 2002

Securities Authority
22Kanfey Nesharim St
Jerusalem 95464

The Registrar of Companies
P.O.B. 767
Jerusalem 91007

The Tel Aviv Stock Exchange
54 Ahad Ha'am Street
Tel Aviv 65202

Immediate Report

We hereby wish to clarify the Immediate Report published on February 24, 2002, as regards change in holdings of shareholders in Elite Industries, as follows;

On August 28, 2001, Mr. Erez Vigodman, President & CEO, purchased 47,079 ordinary NIS 5 n.v. shares from the company, in consideration of NIS 120 per share. The company granted Mr. Vigodman a loan for funding the purchase of shares and the payment of tax deriving from it.

This purchase was made within the framework of an Option Plan of long-term shares for senior managers of the company, under the format existing in the company since 1997.

Details in respect of said purchase were already published in the Financial Statement of the company as at June 30, 2001 (see Note 4 – Post Balance-Sheet-Date Events) and in the Financial Statement of the company as at September 30, 2001 (see Note 3.4.)

The completion of the formal procedure, including the registration of shares under the name of Mr. Vigodman, was completed, in effect, on February 24, 2002, and was followed by an Immediate Report on that date.

The loan granted to Mr. Vigodman is linked to the index and bears a 4% interest. It is due for repayment in three equal installments, the first payment date being not before December 31, 2003, the second not before December 31, 2004, and the third not before December 31, 2005. In case of termination of office prior to said dates, the borrower must return to the company the relative part of the remainder of shares in his possession against the crediting of his loan account in the company.

Sincerely,

Michael Avner, Advocate
General Counsel & Company Secretary

TRANSLATION FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

Name of corporation: **Elite Industries Ltd.** Date: June 30, 2002
Registrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	53	24/06/02	11,300	2,812,774	23,894	2,788,880	52.06%	61.80%

* Pursuant to the Option Plan for Senior Employees.
** Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: June 30, 2002

TRANSLATION FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

Name of corporation: **Elite Industries Ltd.** Date: June 9, 2002
Registrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Lahat Ofra	056616583	746099	Elite 5 n.v.	53	05/06/02	14,906	1,713	1,700	13	0.00%	0.00%

* Pursuant to the Option Plan for Senior Employees.

** Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: June 9, 2002

TRANSLATION FROM THE HEBREW

To:
1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

Name of corporation: **Elite Industries Ltd.** Date: June 6, 2002
Registrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	13	05/06/02	14,906	2,804,174	8,600	2,812,774	52.31%	61.90%

* Pursuant to the Option Plan for Senior Employees.

** Nature of Change - Code numbers:

Increase:
- 11 Acquisition on the Stock Exchange - multi-sided trading
- 13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
- 14 Increase in holding following issue in accordance with a Prospectus
- 15 Increase in shares following conversion of convertible securities of exercise of options
- 16 Bonus shares
- 18 Receipt of securities at no consideration

Decrease:
- 51 Sale on the Stock Exchange - multi-sided trading
- 53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
- 55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
- 58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: June 6, 2002

TRANSLATION FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

Name of corporation: **Elite Industries Ltd.** Date: June 2, 2002
Registrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	13	30/05/02	14,909	2,792,469	11,705	2,804,174	52.22%	61.87%

* Pursuant to the Option Plan for Senior Employees.

** Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: June 2, 2002

TRANSLATION FROM THE HEBREW

To:
1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

Name of corporation: **Elite Industries Ltd.** Date: May 6, 2002

Registrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Strauss-Elite Ltd.	510039829	746099	Elite 5 n.v.	13	05/05/02	14,019	2,787,932	4,537	2,792,469	52.10%	61.81%

* Pursuant to the Option Plan for Senior Employees.

** Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: May 6, 2002

TRANSLATION FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

Name of corporation: **Elite Industries Ltd.** Date: February 24, 2002
Registrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Elite Industries Ltd.	520003781	746099	Elite 5 n.v.	53	24/02/02	12000	17,059	17,059	0	0.00%	0.00%
	Vigodman Erez	56094477	746099	Elite 5 n.v.	13	24/02/02	12000	20,528	47,079	67,607	0.70%	0.30%
	Elite Confectionery Ltd.	520035080	746099	Elite 5 n.v.	53	24/02/02	12000	162,650	83,840	78,810	1.66%	2.15%

* Pursuant to a loan agreement with the Company (see note 3.4 in the financial statements to 30.9.01).

** Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: February 24, 2002